UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ICL Group Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
 (Title of Class of Securities)

M53213100
(CUSIP Number)

April 17, 2023 (1)
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Statement on Schedule 13G also serves as a Statement on Schedule 13G reporting holdings as of September 29, 2021.

CUSIP No. M53213100	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS The Phoenix Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 64,690,756.99 (*) (***)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 64,690,756.99 (*) (***)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,690,756.99 (*) (***)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.02% (*) (**) (***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 1,289,256,070 Ordinary Shares outstanding as of March 23, 2023 (as reported by the issuer on form 6-K filed on March 27, 2023). On September 29, 2021, this figure was 4.99% based on 1,284,151,147 Ordinary Shares outstanding as of May 31, 2021 (as reported by the issuer on form 6-K filed on June 1, 2021).
(***) This figure is as of April 17, 2023. On September 29, 2021, this figure was 64,199,781.23.

Item 1. (a)	Name of Issuer:

ICL Group Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Millennium Tower 23 Aranha Street, P.O. box 20245 Tel Aviv L3 61202

Item 2. (a)	Name of Person Filing:

The Phoenix Holdings Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(b)	Address of Principal Business Office:

The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(c)	Citizenship:

The Phoenix Holdings Ltd. - Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 1.00 per share

(e)	CUSIP Number:

M53213100

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Persons and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

As of April 17, 2023, the securities reported herein were held as follows:
	Ordinary Shares	Percentage of total Ordinary Shares outstanding
The Phoenix Investments House - "nostro" accounts		--
The Phoenix Investments House - trust funds	12,619,756.14	0.98%
The Phoenix Investments House - ETF's	--	--
The Phoenix "nostro" accounts	949,942	0.07%
The Phoenix Pension and provident funds	481,338	0.04%
Linked insurance policies of Phoenix	104,638	0.01%
Partnership for Israeli shares (1)	50,162,961	3.89%
Partnership for investing in shares indexes (1)	372,121.85	0.03%
Partnership for international shares (1)	--	--
Halman - Aldubi Provident and Pension Funds Ltd.	--	--

(1) All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.

As of September 29 ,2021, the securities reported herein were held as follows:

	Ordinary Shares	Percentage of total Ordinary Shares outstanding
The Phoenix Investments House - "nostro" accounts	--	--
The Phoenix Investments House - trust funds	9,514,626.38	0.74%
The Phoenix Investments House - ETF's	--	--
The Phoenix "nostro" accounts	2,415,002	0.19%
The Phoenix Pension and provident funds	1,001,905	0.08%
Linked insurance policies of Phoenix	198,579	0.02%
Partnership for Israeli shares (1)	46,518,771	3.62%
Partnership for investing in shares indexes (1)	4,550,897.85	0.35%
Partnership for international shares (1)	--	--
Halman - Aldubi Provident and Pension Funds Ltd.	--	--

(1)  All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2023

The Phoenix Holdings Ltd. /s/ Eli Schwartz By: Eli Schwartz* Title: Executive Vice President - Chief Financial Officer

/s/ Haggai Schreiber By: Haggai Schreiber* Title: Executive Vice President - Chief Investment Officer

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 1 to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Notice of resolution of the Board of Directors of the Phoenix Holdings Ltd., dated as of December 12, 2019. (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on March 30, 2021).